Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Fixed charges:
Interest expense, gross	$9.0	$8.2	$27.4	$32.4
Portion of rentals representative of interest	27.6	15.9	66.9	42.5

Total fixed charges	$36.6	$24.1	$94.3	$74.9

Earnings before fixed charges:
Income before income taxes	$281.7	$125.9	$748.6	$282.4
Fixed charges	36.6	24.1	94.3	74.9
Capitalized interest	(2.2)	(8.1)	(17.4)	(29.9)
Amortization of capitalized interest	1.9	0.9	4.7	2.8

Total earnings before fixed charges	$318.0	$142.8	$830.2	$330.2

Ratio of earnings to fixed charges:
Earnings before fixed charges	$318.0	$142.8	$830.2	$330.2
Fixed charges	$36.6	$24.1	$94.3	$74.9

Ratio of earnings to fixed charges	8.69	5.93	8.80	4.41